[redacted]

SE([barcode] IISSION

13025346

SEC MAIL PROCESSING SECTION
AUG 2 3 2013
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 30417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Channel Marker Way, Suite #101
(No. and Street)

Grasonville (City) Maryland (State) 21638 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest O. Brittingham, Jr. (410) 827-4005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TGM Group, LLC
(Name – *if individual, state last, first, middle name*)

955 Mt. Hermon Road (Address) Salisbury (City) Maryland (State) 21804 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ernest O. Brittingham, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Money Management Group, Inc., as of June 30th, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Joan Trudy Lee
NOTARY PUBLIC
Talbot County
State of Maryland
My Commission Expires
May 17, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL MONEY
MANAGEMENT GROUP, INC.

FINANCIAL REPORT

JUNE 30, 2013

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

INTERNATIONAL MONEY
MANAGEMENT GROUP, INC.

FINANCIAL REPORT

JUNE 30, 2013

CONTENTS

	Page(s)
INDEPENDENT AUDITORS' REPORT	3 - 4
FINANCIAL STATEMENTS	
Statements of Financial Condition	5
Statements of Income and Comprehensive Income	6
Statements of Changes in Stockholder's Equity	7
Statements of Cash Flows	8
Statements of Changes in Subordinated Borrowings	9
Notes to Financial Statements	10 - 14
SUPPLEMENTARY FINANCIAL INFORMATION	
Schedule I	16
Schedule II	17
Notes to Supplemental Schedules	18

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
International Money Management Group, Inc.
Grasonville, MD 21638

Report on the Financial Statements

We have audited the accompanying statements of financial condition of International Money Management Group, Inc. as of June 30, 2013 and 2012, and the related statements of income and comprehensive income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Money Management Group, Inc. as of June 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

TGM Group LLC

Salisbury, Maryland
August 14, 2013

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2013 and 2012

		2013		2012
ASSETS				
Cash and cash equivalents	$	**76,532**		78,400
Deposits with clearing organizations		**50,000**		50,000
Securities available-for-sale, at fair value		**3,279**		2,267
Commissions receivable		**27,589**		18,832
Service fees receivable		**33,874**		30,374
Due from affiliate - BFG		**28,988**		35,038
Other assets		**2,396**		700
Total assets	$	**222,658**	$	215,611
LIABILITIES				
Commissions payable	$	**38,656**	$	38,284
Service fees payable		**23,711**		21,262
Due to affiliate - BIC		**36,672**		34,320
Deferred tax liability		**2,750**		2,339
Total liabilities		**101,789**		96,205
STOCKHOLDER'S EQUITY				
Capital stock, $.05 par value, 2,000,000 shares authorized, 271,136 shares issued and outstanding		**13,555**		13,555
Additional paid-in capital		**74,443**		74,443
Accumulated other comprehensive income (loss), net of tax of **$127** and $95 in 2013 and 2012, respectively		**452**		(338)
Retained earnings		**32,419**		31,746
Total stockholder's equity		**120,869**		119,406
Total liabilities and stockholder's equity	$	**222,658**	$	215,611

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Years Ended June 30, 2013 and 2012

	2013	2012
REVENUES		
Mutual fund	$ **238,682**	$ 267,765
Stock and bond	**375,115**	337,707
Variable annuity and pension	**70,878**	73,324
Life insurance	**3,510**	1,885
Total revenues	**688,185**	680,681
EXPENSES		
Commissions and bonuses	**354,462**	365,707
Overhead	**195,828**	195,828
Licensing and insurance	**6,011**	8,109
Professional fees	**28,717**	9,449
Miscellaneous and clearing	**102,525**	100,855
Total expenses	**687,543**	679,948
OTHER INCOME		
Interest	**100**	49
Miscellaneous	**120**	174
Total other income	**220**	223
Net Income Before Income Taxes	**862**	956
Provision for income tax expense	**189**	209
NET INCOME	$ **673**	$ 747
OTHER COMPREHENSIVE INCOME (LOSS), net of tax		
Unrealized holding gain (loss) on securities available-for-sale	**790**	(205)
TOTAL COMPREHENSIVE INCOME	$ **1,463**	$ 542

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2013 and 2012

	Capital stock		Additional	Accumulated Other Comprehensive	Retained	
	Shares	Amount	paid-in capital	(Loss)/Gain	Earnings	Total
Balances, June 30, 2011	271,136	$ 13,555	$ 74,443	$ (133)	$ 30,999	$ 118,864
Net income	-	-	-	-	747	747
Net unrealized losses on securities available-for-sale, net of deferred income tax benefits of $58	-	-	-	(205)	-	(205)
Balances, June 30, 2012	271,136	$ 13,555	$ 74,443	$ (338)	$ 31,746	$ 119,406
Net income	-	-	-	-	**673**	**673**
Net unrealized gains on securities available-for-sale, net of deferred income taxes of **$222**	-	-	-	**790**	-	**790**
Balances, June 30, 2013	**271,136**	**$ 13,555**	**$ 74,443**	**$ 452**	**$ 32,419**	**$ 120,869**

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**$ 673**	$ 747
Adjustments to reconcile net income to net cash (used) provided by operating activities:		
(Increase) decrease in commissions receivable	**(8,757)**	2,153
(Increase) decrease in service fees receivable	**(3,500)**	2,747
Decrease (increase) in due from affiliate - BFG	**6,050**	(3,848)
(Increase) decrease in other assets	**(1,696)**	7,457
Increase in deferred tax liability	**189**	209
Increase in commissions payable	**372**	15,885
Increase (decrease) in service fees payable	**2,449**	(1,923)
Increase (decrease) in due to affiliate - BIC	**2,352**	(3,434)
Decrease in income tax payable	**-**	(834)
Net cash (used) provided by operating activities	**(1,868)**	19,159
Net (decrease) increase in cash	**(1,868)**	19,159
Cash, beginning of fiscal year	**78,400**	59,241
Cash, end of fiscal year	**$ 76,532**	$ 78,400
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for income taxes	**$ -**	$ 882

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended June 30, 2013 and 2012

Subordinated borrowings at July 1, 2011	$	-
Increases (decreases) in subordinated borrowings		-
Subordinated borrowings at June 30, 2012	$	-
Increases (decreases) in subordinated borrowings		-
Subordinated borrowings at June 30, 2013	$	-

The Notes to Financial Statements are an integral part of these statements

NOTES TO FINANCIAL STATEMENTS

Note 1. The Company and its Significant Accounting Policies

Description of Business

International Money Management Group, Inc. was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Accounting

The Company maintains its books and records on an accrual basis to conform with accounting principles generally accepted in the United States of America and FINRA requirements.

Accounting Standards Codification

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective for interim and annual periods ending after September 15, 2009. At that date, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF") and related literatures. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes

The Company files its Federal and State income tax returns on a cash basis. The Company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

Commissions Receivable

Commissions receivable represents commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Management believes that all receivables were fully collectible; therefore, no allowance for doubtful accounts was recorded.

Note 1. The Company and its Significant Accounting Policies (Continued)

Commissions Payable

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

Officers Commission

In accordance with an agreement between International Money Management Group, Inc. and the officers of the Company, the officers are paid commissions at 49.5% each (total of 99%) of net adjusted income after paying all broker/dealer direct expenses, associate commissions, and overhead expenses (see Note 3). At June 30, 2013 and 2012, there was an officer commission payable included in commissions payable of **$16,818** and $12,679, respectively.

Service Fees

Service fee receivables and payables relate to direct (application way) mutual fund business. These estimated fees are based on historical collection factors, and recorded as receivables when deemed earned, and amounts estimated to be due to representatives (approximately 70%) are recorded as payables at the same time. During 2013 and 2012, the Company adjusted the estimated fees recorded as receivables and estimated amounts due to representatives recorded as payables on a monthly basis. Management believes these estimates are reasonable based on its long history with various mutual funds and will collect the fees over a 30 to 120 day time frame.

Note 2. Securities

The company owns 100 common shares of a worldwide securities listing company that were originally purchased at a value of $27 per share. As of June 30, 2013, management has the ability and intent to hold the equity securities available for sale.

Note 3. Due To/From Affiliate

In accordance with an agreement International Money Management Group, Inc. has with Bayview Financial Group, Inc., an affiliate; indirect expenses relating to its business activities are payable to the affiliate as payment for overhead expense items. The indirect expenses are based on the Company's proportionate share of overall expenses. Overhead expense for the years ended June 30, 2013 and 2012 was **$195,828** for each year. Also, there was a Due from Bayview Financial Group, Inc. for the years ended June 30, 2013 and 2012 of **$28,988** and $35,038, respectively.

International Money Management Group, Inc. receives monthly management service fee income that is payable to its affiliate, Bayview Investment Council, Inc. There was a due to Bayview Investment Council, Inc. at June 30, 2013 and 2012 of **$36,672** and $34,320, respectively.

Note 4. Related Parties

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

The Company pays all overhead expenses to Bayview Financial Group, Inc. International Money Management Group, Inc. operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 50% owned by Mr. Brittingham.

Note 4. Related Parties (Continued)

International Money Management Group, Inc.'s, individual and corporate client portfolios are managed by Bayview Investment Council, Inc. Bayview Investment Council, Inc. is owned 50% by Mr. Brittingham and 50% by Wayne Humphries.

Note 5. Income Taxes

The components of the provision for income tax for the year ended June 30, 2013 and 2012 are as follows:

	2013	2012
Current income taxes:	**$ -**	$ -
Deferred income taxes:	**189**	209
Income tax provision	**$ 189**	$ 209

The components of net deferred income tax are as follows at June 30, 2013 and 2012.

Deferred tax asset:	**2013**	2012
Current:		
Commission and service fee payables	**$ 13,723**	$ 13,102
Net unrealized loss on investment securities available-for-sale	**-**	95
Net operating loss carryforward	**4,080**	3,152
	$ 17,803	$ 16,349
Deferred tax liability:		
Current:		
Commission and service fee receivables	**$ (20,426)**	$ (18,688)
Net unrealized gain on investment securities available-for-sale	**(127)**	-
	$ (20,553)	$ (18,688)
Reflected in the balance sheet as a:		
Net current deferred tax liability	**$ (2,750)**	$ (2,339)

No valuation allowance has been provided for the deferred tax assets, as management believes that the payables will be fully utilized in future periods.

Certain transactions of the Company may be subject to accounting methods for Federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for Federal income tax purposes may differ from net income in these financial statements.

During 2010, the Company adopted ASC 740-10 which prescribes when to recognize and how to measure the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, those income tax positions would be sustained.

Note 5. Income Taxes (Continued)

Based on that evaluation, if it were not more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating expenses.

Based on the results of managements' evaluation, adoption of ASC 740-10 did not have a material effect on the Company's financial statements. Further, no interest or penalties have been accrued or charged to expense as of June 30, 2013.

The Company's Federal and Maryland tax returns for tax years 2009, 2010, and 2011 are subject to examination, generally for three years after they are filed.

At June 30, 2013, the Company had approximately $19,000 of net operating loss carryforwards for income tax purposes, which begin to expire in 2032.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. At June 30, 2013, the Company had net capital of $81,986 which was $75,200 in excess of its required amount of $6,786.

Note 7. Fair Value Measurement

The Company adopted ASC Topic 820 which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. ASC Topic 820 requires disclosures about the fair value of assets and liabilities recognized in the statement of financial condition in periods subsequent to initial recognition, whether the measurements are made on a recurring basis or on a nonrecurring basis.

ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Fair Value Hierarchy

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities)

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of assets or liabilities)

Note 7. Fair Value Measurement (Continued)

In determining the appropriate levels, the Company performs a detailed analysis of assets and liabilities that are subject to ASC Topic 820.

Fair value measurements on a recurring basis at June 30, 2013 and 2012 are as follows:

	Level 1	Level 2	Level 3	Fair Value
June 30, 2012:				
Securities available-for-sale	$ 2,267	$ -	$ -	$ 2,267
Activity:				
Securities available-for-sale:				
Unrealized gains included in other comprehensive income	1,012	-	-	1,012
June 30, 2013:				
Securities available-for-sale	**$ 3,279**	**$ -**	**$ -**	**$ 3,279**

Securities available-for-sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Note 8. Subsequent Events

The Company has evaluated subsequent events through August 14, 2013, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

(SEE INDEPENDENT AUDITORS' REPORT)

Schedule I
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2013

Net capital		
Total stockholders' equity	$	120,869
Deductions:		
Non-allowable assets:		
Due from affiliate		28,988
Service fees, net		6,775
Other assets		3,120
Total non-allowable assets		38,883
Net capital	$	81,986
Aggregate indebtedness		
Items included in statement of financial position:		
Commissions payable	$	38,656
Service fees payable		23,711
Due to affiliate		36,672
Deferred tax liability		2,750
Total aggregate indebtedness	$	101,789
Computation of required net capital		
Minimum net capital required; 6-2/3% of aggregate debt $6,786 or $5,000, whichever is greater	$	6,786

See Independent Auditors' Report

Schedule II
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2013

	2013
Customer funds held in excess	$ -
Amount in reserve bank account	$ -

See Independent Auditors' Report

NOTES TO SUPPLEMENTAL SCHEDULES

Note 1. Reconciliation of Schedule I

Computation of Net Capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (FOCUS) for the period ended June 30, 2013.

Net capital per June 30, 2013 FOCUS report	$	83,678
Audit adjustments		(1,692)
Net capital per Schedule I	$	81,986

Note 2. Computation of Reserve Requirements

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.

See Independent Auditors' Report

REPORT ON INTERNAL CONTROL
As required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
International Money Management Group, Inc.

In planning and performing our audit of the financial statements of International Money Management Group, Inc. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to access whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, PCAOB and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

TGM Group LLC

Salisbury, MD
August 14, 2013

TGM GROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
International Money Management Group, Inc.
Grasonville, MD 21638

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by International Money Management Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating International Money Management Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). International Money Management Group, Inc.'s management is responsible for the International Money Management Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013. As a result of three audit adjustments, the revenue as reported on the audited Form X-17A-5 for the year ended June 30, 2013 is $1,023 less than the total revenue reported in Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. As a result of two audit adjustments, the total deductions as reported on the Form SIPC-7 are $372 more than the revised supporting schedules and working papers.

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TGM Group LLC

TGM Group LLC
Salisbury, Maryland
August 14, 2013

955 Mt. Hermon Road, Salisbury, Maryland 21804
410-742-1328 | 1-888-546-1574
FAX 410-742-6855 | cpa@tgmgroupllc.com
www.tgmgroupllc.com